WINSONIC DIGITAL MEDIA GROUP, LTD
260 Peachtree Street, Suite 2200
Atlanta, GA 30303

October 21, 2005

Mr. Steven Jacobs
Branch Chief
Division of Corporation Finance
Securities Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	Winsonic Digital Media Group, Ltd. File No. 0-32231

Gentlemen:

In response to the Staff’s Comment Letter dated September 15, 2005, on behalf of the issuer Winsonic Digital Media Group, Ltd. (the “Company”). I am hereby acknowledging that:

1. The Company has revised Item 8A Controls and Procedures, page 26 to add the following; “Rule 13a-15 (e) under the Securities Exchange Act of 1934, requires that disclosure controls and procedures be disclosed by an issuer in the reports that it files or submits. The Act requires information to be accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding required disclosure.

The following are the results of the procedures adhered to regarding Winsonic Digital Media Group, Ltd. (a development stage company), yielding the following adjustments and disclosures made to the prior year ended December 31, 2003.

A.
Management was diligent to review each of the Company’s balance sheet accounts as of December 31, 2004. As a result of such review we determined that two loans to the Company with combined principal balances of $148,000 as of December 31, 2003, had no stated interest rates attached. Therefore, upon review with DeJoya & Company, our independent auditors, Management recorded imputed interest expense at 6% for $2,127, in accordance with the accounting principle of conservatism. The loan payable balances as of December 31, 2003 were also appropriately increased.

B.
The Company undertook an organizational restructure with the merger of Winsonic Holdings, Ltd. and Winsonic Digital Cable Systems Network with Media and Entertainiment.com, Inc., thus creating Winsonic Digital Media Group, Ltd. The circumstances and transactions of the merger, initiated in 2003, were thoroughly reviewed. The merger was considered a capital transaction in substance, rather than a business combination, resulting in a reverse acquisition for accounting purposes, thereby yielding no recording of goodwill, and called for the proper recording of issuance of 6,004,200 common stock shares to the founder and CEO in 2003. Also, as mentioned in Note 1 - Organization and Purpose (on page F-7), the Company considered SAB Topic 4C in disclosing that stockholders deficit and loss per share were retroactively recasted using historical data from Winsonic. The entry to record par value of $6,004 was a credit to common stock and debit to related party-selling, general and administrative expenses in 2003.

C.
Equity transactions, including warrants, paid-in capital, and common stock transactions of the Company were reviewed in detail to ensure proper recording of stockholders deficit. During our review of warrants, paid-in capital, and common stock transactions, it was noted that the Company in the previous year had incorrectly capitalized a stock issuance for services, rather than expensing the services. The Company has now recorded and disclosed $275,000 as consulting expense in 2003, and reduced the asset by the same amount. The accounting for Stockholders Deficit regarding this transaction was correct and remained unchanged.

Management, in agreement with the Company’s new independent public accounting firm, De Joya & Company decided that given the complexity of the organization’s restructure, and the fact that the Company is a development stage company, it was appropriate due diligence to review all balance sheet accounts in detail. Management’s due diligence in it’s review procedures and disclosure practices contributed to the detection of the three prior year adjustments, and restatement of the financial statements for and as of the year ended December 31, 2003.

Each prior period adjustment and related disclosure was appropriately confirmed as correct via a review with the previous auditors, Chavez and Koch, as evidenced in their opinion of their Report of Independent Public Registered Accounting Firm, dated August 16, 2005, filed with the Company’s Form 10-KSB.”

2. The Company’s auditors, De Joya & Company, have revised their audit report to disclose the activity related to the September 10, 2002 (inception) through December 31, 2004. In it, the firm has added, “We did not audit the financial statements of Winsonic Digital Media Group, Ltd. as of December 31, 2003 and 2002. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the period ending December 31, 2003 and 2002, is based solely on the report of the other auditors.”

3. The Company has revised Note 1 - Organization and Purpose, on page F-7 to state that “The Company considered SAB Topic 4C, which states that a capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later, requires retroactively recasting of shares outstanding for stockholders’ equity and earnings per share. Therefore, the balances on the Statement of Stockholders’ Deficit as of December 31, 2004 and as of December 31, 2003 (Restated) as shown on page F-3, include historical data of Winsonic Acquisition Sub, Inc. beginning on September 10, 2002 (inception date). Likewise, the net loss per basic and diluted common share calculation on the Statement of Operations for the years ended December 31, 2004 and 2003 (Restated) include historical data of Winsonic Acquisition Sub, Inc. beginning on September 10, 2002 (inception date).”

4. The Company has revised Note 10 - Convertible Debentures on page F-18 to state that “The financials have been adjusted to comply with Par. 6 of EITF 98-5, as well as EITF 00-27 and APB 14. After consulting with our auditor as well as outside sources, the company has addressed the treatment of the convertible debt and detachable warrants. The company initially determined the relative fair value between the convertible debt and the detachable warrants. After allocating a portion of the proceeds to the detached warrants (based on relative fair values), the convertible debt and the detached warrants were recorded. The company then evaluated whether the embedded conversion option within the debt instrument was beneficial (had intrinsic value) to the holder. The effective conversion price (that is, the allocated proceeds divided by the number of shares to be received on conversion) based on the proceeds was determined. Both the total debt discount immediately after the initial accounting was performed, as well as the beneficial conversion feature was expensed on the income statement. The financial statements of December 31, 2004, as well as the respective notes to the financials, will be adjusted accordingly and filed with out amended 10KSB.

The relative fair value of the warrants determined by Black Scholes on the date of issuance was $1,080, 078. The relative fair value of the convertible debt at date of issuance was $1,222,500 (based on the number of shares it was convertible into multiplied by the stock price of $1.05 on the date of issuance).

The total of the relative fair values is $2,302,578 ($1,080,078 for warrants plus $1,222,500 for debt). So the warrants are 46.91% of the fair value and debt is 53.09% of the fair value.

Multiplying the percentages by the proceeds of $815,000 says that $382,295 is the amount “allocated” to the warrants (0.4691 * $815,000) and $432,705 is the amount “allocated” to the debt (0.5309 * $815,000).

The debt discount is then the $815,000 of proceeds less $432,705 of fair value equals $382,295.

When you divide the relative fair value of the debt of $432, 705 by the number of shares convertible 1,164,286, the result is the “effective conversion price” of $0.3716. If you subtract the effective conversion price from the fair market value on the date of issuance of $1.05, you get a beneficial conversion feature of $0.68 ($1.05 less $0.3716). Multiplying the number of the shares by the beneficial conversion feature yields a beneficial conversion feature value of $789,795 ($0.68 multiplied by 1,164,286).

5. The Company has revised Note 10 - Convertible Debentures on page F-18 to correct the due date on the promissory notes. The Note 10 on page F-18 has been changed to read “Twenty-one convertible subordinated promissory notes at 6% annual interest, due on December 15, 2005, convertible into shares of common stock at any time prior to maturity.”

6. See attached signature pages via PDF,

The undersigned further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•
Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under federal securities laws of the United States.

Very truly yours, Winsonic Digital Media Group, Ltd.

By:	/s/ Winston Johnson
Winston Johnson, Chairman / CEO